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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1    )*
                                          ---------

                    Green Isle Environmental Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    393070107
           --------------------------------------------------------
                                 (CUSIP Number)

                             Edward E. Strickland
                               520 Warbass Way
                    Friday Harbor, Washington (360) 378-7228
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 December 30, 1993
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5   Pages
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                                 SCHEDULE 13D

CUSIP No.  393070107                                   Page  2  of   5  Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Edward E. Strickland
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     260,250
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                         --
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                      260,250
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                          --
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     260,250
-------------------------------------------------------------------------------
(12) Check / / if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     8.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                          Page  3  of  5  Pages
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ITEM 1.  SECURITY AND ISSUER.
This statement relates to the Common Stock, $0.1875 par value
("Common Stock"), of Green Isle Environmental Services, Inc., a
Minnesota corporation (the "Company"), with principal executive offices located at 410 Eleventh Avenue South, Hopkins, Minnesota
55343.


ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Edward E. Strickland.
     (b) The residence address of Mr. Strickland is 520 Warbass Way, Friday Harbor, Washington 98250.
     (c) Mr. Strickland is Chairman of the Board of the Company and also is an independent financial consultant.
     (d) Mr. Strickland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Strickland was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.
     (f) Mr. Strickland is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock reported on this statement were purchased with Mr. Strickland's personal funds. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed.


ITEM 4.   PURPOSE OF TRANSACTION.
Mr. Strickland has filed this statement solely to correct an inadvertent error in a Schedule 13D filed on January 10, 1994. Such prior statement failed to disclose his ownership of 1,000 shares of Common Stock acquired in December 1991. The shares of Common Stock owned by Mr. Strickland have been acquired solely for investment purposes.

Other than as to matters which Mr. Strickland, as a director of the Company, may consider and discuss with other board members from


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                                                          Page  4  of  5  Pages
                                                               ---    ---
time to time, Mr. Strickland does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Mr. Strickland) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Strickland is the beneficial owner of 260,250 shares of Common Stock, or approximately 8.1% of the current outstanding shares of Common Stock. An aggregate of 36,000 of such shares are subject to options that are currently exercisable. Mr. Strickland owns options covering an additional 2,000 shares subject to options that are not exercisable within the next 60 days.
     (b) Mr. Strickland possesses sole voting and investment power with respect to the shares of Common Stock reported in this statement.
     (c) Mr. Strickland has not engaged in any transactions in shares of Common Stock during the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
Mr. Strickland is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
None.

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                                                          Page  5  of  5  Pages

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 1995
                                       /s/ Edward E. Strickland
                                       ----------------------------------------
                                       Edward E. Strickland